SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    N/A

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Bayer to Acquire Roche Consumer Health
SIGNATURE

Monday — July 19, 2004

Bayer to Acquire Roche Consumer Health

•	Acquisition creates global consumer health care company that will rank among top three worldwide

•	Acquisition price EUR 2.380 billion including U.S. joint venture

Leverkusen — Bayer announced today that it has agreed to acquire Roche Consumer Health. By acquiring this business Bayer will become one of the top three over-the-counter (OTC) consumer health companies worldwide. Additionally, Bayer will acquire Roche’s 50 percent share of the 1997 Bayer/Roche joint venture in the U.S., (an element not included in Roche’s original offering) and five Roche production sites in Grenzach (Germany), Gaillard (France), Pilar (Argentina), Casablanca (Morocco) and Jakarta (Indonesia). The OTC business of the Japanese company Chugai, in which Roche has a majority stake, is not included. The acquired business has yearly sales of around EUR 1 billion. The EUR 2.380 billion transaction is subject to approval by relevant antitrust authorities.

“It is our intention to further strengthen Bayer’s OTC business to become world leader, and with this acquisition we make another large step towards this goal,” said Werner Wenning, Chairman of the Board of Management of Bayer AG. “By combining the two businesses we can realize significant synergies. Additionally, the acquired business is of high value — the combined product portfolios are very complementary and contain strong trusted brands. The acquisition also provides growth and attractive profit margins in an interesting and fast developing part of the health care market — one which is characterized by increasing consumer interest in overall health and self-medication. This is a good opportunity for our products.”

Bayer HealthCare’s Consumer Care Division and Roche Consumer Health share a heritage of building on their long-standing brands for commercial success. Both have a number of significant analgesic, dermatological, gastrointestinal and nutritional brands that offer outstanding growth potential across the globe. Combined brand equities include such well-known brands as Bayer’s Aspirin®, Alka-Seltzer®, Midol® and One-A-Day® and Roche’s Aleve®, Bepanthen®, Berocca®, Flanax®, Redoxon®, Rennie®, and Supradyn®.

Both companies have a strong market presence in Europe and the Americas and the move also builds greater presence for Bayer HealthCare in the growing Asia-Pacific region. “Through this acquisition we intend to leverage the capabilities, reputation, and strong brands of both companies to create a world leading OTC company,” said Arthur Higgins, chairman of the Executive Committee of Bayer HealthCare. “The new organization will be uniquely positioned to exploit the growth potential in the OTC-market and emerge as a partner of choice for future Rx/OTC-switches.”

Assuming approval from the relevant antitrust authorities and subsequent closing of the transaction by the turn of the year 2004/2005, after one time charges of about EUR 300 million Bayer expects an EPS impact (earnings per share) of 0.25 EURO/share in 2005 and a positive impact on results from 2006 forward. The synergy potential is estimated at approximately EUR 100 - 120 million. It is planned to realize the synergy potential gradually over the next three years.

Bayer plans to finance the acquisition out of existing facilities. Bayer had liquid assets of EUR 2.6 billion at the end of the first quarter 2004 and thus a sound basis for financing the transaction.

The combined company will have sales of EUR 2.4 billion and 6,700 employees in 120 countries. It will be headed by Gary Balkema, currently president of Bayer HealthCare’s global Consumer Care Division and have its global headquarters in Morristown, New Jersey, U.S.A. Mr. Balkema is an experienced Consumer Care executive who has successfully enabled Bayer’s consumer health business to consistently outperform the OTC market for the past five years. The European headquarters will be in Switzerland in the Basel area. Research and development for the new organization will be situated at Bayer Consumer Care headquarters in Morristown and at the Roche Consumer Health site in Gaillard, France.

About Bayer
 Bayer is a research-based, growth-oriented global enterprise with core competencies in health care, nutrition and high-tech materials. In 2003, Bayer employed some 115,400 people and had sales of EUR 28.6 billion. The capital expenditure budget for the current year is EUR 1.8 billion, the R&D budget EUR 2.3 billion. The Bayer Group is committed to the principles of sustainable development — with economic growth, ecological integrity and social responsibility accorded equal priority in its corporate activities throughout the world. For more information on Bayer go to www.bayer.com.

About Bayer HealthCare
 Bayer HealthCare, a subgroup of Bayer AG with sales of approximately EUR 8.9 billion in 2003, is one of the world’s leading, innovative companies in the health care and medical products industry.

The company combines the global activities of the divisions Animal Health, Biological Products, Consumer Care, Diagnostics Professional Testing Systems and Diagnostics Self Testing Systems and Pharmaceuticals. 34,600 people are employed by Bayer HealthCare worldwide. Bayer Consumer Care, a division of Bayer HealthCare, is headquartered in Morristown, N.J. Bayer Consumer Care is among the largest marketers of over-the-counter medications and nutritional supplements in the world. Some of the most trusted and recognizable brands in the world today come from the Bayer portfolio of products. For more information on Bayer HealthCare, go to www.bayerhealthcare.com

About Roche
 Headquartered in Basel, Switzerland, Roche is one of the world’s leading innovation-driven health care groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Alka-Seltzer, Aspirin, Midol and One-A-Day are registered trademarks of Bayer AG.

Aleve, Berocca, Flanax, Redoxon, Rennie and Supradyn are registered trademarks of F. Hoffman-LaRoche Ltd.

Note to editors

Photographs showing the future brands of Bayer HealthCare are available for download at our press server: www.press.bayer.com

Leverkusen,	July 19, 2004
fo/ms	(2004-0448E)

Contacts:

Bayer Corporate Communications

Guenter Forneck, Phone: +49 214 30 50446
Mark Ryan (US), Phone +1 412 777-5772

Bayer HealthCare Communications

Helmut Schaefers, Phone: +49 214 30 58308
Meredith Fischer, Phone: +1 203 812-6485

Roche Group Media Relations Contacts:

Daniel Piller, Head Media Office; Phone: +41 (0)61 688 88 88
Alexander Klauser, Media spokesperson
email: basel.mediaoffice@roche.com

Forward-looking statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft
(Registrant)

By: Name: Title:	/s/ Johannes Dietsch Johannes Dietsch Head of Finance	By: Name: Title:	/s/ Dr. Armin Buchmeier Dr. Armin Buchmeier Senior Counsel

Date: July 19, 2004